Exhibit (a)(5)(ii)

EFiled: May 06 2016 02:15PM EDT Transaction ID 58964258 Case No. 12307-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CRAIG L. SCHWAB, individually and	)
on behalf of all others similarly situated,	) )
Plaintiff,	) )
v.	)	Civil Action No:
)
ANDREW SILBERFEIN, MICHAEL	)
HEGARTY, CHRISTOPHER HALEY,	)
DAVID KRUTH, MICHAEL	)
MULLEN, BROOKFIELD ASSET	)
MANAGEMENT, INC.,	)
BROOKFIELD PROPERTY	)
PARTNERS L.P., BSREP II RETAIL	)
POOLING LLC, BSREP II RETAIL	)
HOLDINGS CORP., BROOKFIELD	)
STRATEGIC REAL ESTATE	)
PARTNERS II-A L.P., BROOKFIELD	)
STRATEGIC REAL ESTATE	)
PARTNERS II-A (ER) L.P.,	)
BROOKFIELD STRATEGIC REAL	)
ESTATE PARTNERS II-B L.P.,	)
BROOKFIELD STRATEGIC REAL	)
ESTATE PARTNERS II-C L.P.,	)
BROOKFIELD STRATEGIC REAL	)
ESTATE PARTNERS II-C (ER) L.P., and BROOKFIELD STRATEGIC	) )
REAL ESTATE PARTNERS II BPY	)
BORROWER L.P.,	) )
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Craig L. Schwab (“Plaintiff”), by his attorneys, alleges upon information and belief, except for his own acts, which allegations are based upon personal knowledge, as follows:

NATURE OF THE ACTION

1.                                           Plaintiff brings this class action on behalf of the public stockholders of Rouse Properties, Inc. (“Rouse” or the “Company”) against the members of Rouse’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Brookfield Asset Management, Inc. and its affiliates, including Brookfield Property Partners L.P., BSREP II Retail Pooling LLC, BSREP II Retail Holdings Corp., Brookfield Strategic Real Estate Partners II-A L.P., Brookfield Strategic Real Estate Partners II-A (ER) L.P., Brookfield Strategic Real Estate Partners II-B L.P., Brookfield Strategic Real Estate Partners II-C L.P., Brookfield Strategic Real Estate Partners II-C (ER) L.P., and Brookfield Strategic Real Estate Partners II BPY Borrower L.P. (“Brookfield” or the “Brookfield Affiliates”) for inadequate consideration.

2.                                           The Brookfield Affiliates held a majority interest in the Company, and appointed each of the Individual Defendants to the current Board, but recently sold stock and held approximately 33.5% of the Company’s common stock as of the February 25, 2016. On that date, Brookfield and the Company announced a definitive agreement under which the Brookfield Affiliates will acquire all of the outstanding shares of Rouse in an all-cash deal (the “Proposed Transaction”). In the Proposed Transaction, Rouse stockholders will receive $18.25 in cash for each share of Rouse common stock, valuing the Company at $1.06 billion.

3.                                           The Proposed Transaction was approved by a conflicted Special Committee composed of Defendants Silberfein, Hegarty, Haley, Kruth, and Mullen less than two months after Brookfield first approached the Company with an initial buyout offer of $17.00 per share. At least two members of the five-person committee face conflicts that should have excluded them from participation on the Special Committee. Rather than seek the highest potential price for the Company, the Special Committee took the path of least resistance and kowtowed to Brookfield’s pressure to approve the Proposed Transaction.

4.                                           If completed, the Buyout will mark the end of Rouse as a public company and will divest the Company’s public stockholders of their ownership interest. Accordingly, both the Individual Defendants and Brookfield, as controlling stockholder, have a duty to ensure that both the process leading up to the Buyout as well as the agreed consideration, are entirely fair to the Company’s unaffiliated stockholders.

5.                                           As described in more detail below, the Proposed Transaction is not entirely fair as to price. First, the consideration offered in the Proposed

Transaction represents only a 35% premium to the January 15, 2016 closing price, the day before Brookfield publicly announced its initial $17 proposal, and only a 7% premium to Brookfield’s initial offer price, and. Second, the consideration is not truly $18.25 per share, because Brookfield controls any further dividend payments, and those dividends are subtracted from the final consideration. These dividends are not rightly deemed consideration, as they are paid from cash currently owned by them as stockholders of the Company. Because Brookfield has full discretion over the amount of dividends paid, it has the ability to control exactly how much of its own money it spends in the acquisition.

6.                                      The Proposed Transaction was also not entirely fair as to process. The Special Committee conducted no real process here, limited as it was by Brookfield’s refusal to consider the bids of any other parties. Although the Special Committee refused the initial offer of $17 per share, it followed an illusory process and approved the Proposed Transaction within days of entering into confidentiality agreements with potential third-party strategic partners, instead of waiting for those parties to complete initial due diligence and submit indications of interest. The creation of the Special Committee was a pro forma step meant to make the process seem fair, but conflicts infected its supposed independence. Regardless of the purported independence of the Special Committee members, they did not act independently of Brookfield in the process and did not act with undivided loyalty to the public stockholders of Rouse.

7.                                           The price of Rouse stock demonstrates this inevitability, as it rose above $17 and remained so until the announcement of the Merger Agreement.

8.                                           The Board and Brookfield had a duty to ensure (and now have the burden to show) that the process leading up to the Proposed Transaction and the agreed upon consideration are entirely fair to Brookfield’s public stockholders. The Board and Brookfield cannot meet this burden.

9.                                           For these reasons and as set forth in detail herein, Plaintiff seeks to recover damages resulting from defendants’ violations of their fiduciary duties.

10.                                    A key member of the Special Committee was conflicted throughout the process. Defendant Silberfein serves as the Company’s CEO, created a management retention policy during the process, and owes his initial appointment and continuing employment with the Company, including post-close employment, to Brookfield. The appointment of Silberfein to the Special Committee infected the entire process with irredeemable conflicts of interest to the benefit of Brookfield.

11.                                    Despite agreeing to the Proposed Transaction for inadequate consideration, the Individual Defendants have exacerbated their breaches of fiduciary duties by agreeing to unreasonable deal protection provisions that may unjustifiably hinder other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated February 25, 2016 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prohibits the Company from soliciting other potential acquirers or from continuing ongoing discussions with potential acquirers for more than 20% of the Company or its assets; and (ii) a provision that requires the Company to pay Brookfield a termination fee of $40 million in cash in order to enter into a transaction with a superior bidder. These provisions unreasonably inhibit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Rouse.

12.                                    Defendants further breached their fiduciary duties to Rouse stockholders on March 29, 2016, when they filed the Schedule 14A Preliminary Proxy Statement with the U.S. Securities and Exchange Commission (“SEC”) (the “Proxy”) The Proxy omits material information concerning the background of the Proposed Transaction, including the process of the Board and the Special Committee.

13.                                    The Individual Defendants have breached their fiduciary duties and Brookfield has aided and abetted such breaches by Rouse’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty, and/or to recover damages resulting from defendants’ violations of their fiduciary duties.

PARTIES

14.                                    Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Rouse.

15.                                    Defendant Christopher Haley (“Haley”) has served as a director of the Company since January 12, 2012, and served as a member of the Special Committee.

16.                                    Defendant Michael Hegarty (“Hegarty”) has served as a director of the Company since November 1, 2012, and served as a member of the Special Committee.

17.                                    Defendant David Kruth (“Kruth”) has served as a director of the Company since January 12, 2012, and served as a member of the Special Committee.

18.                                    Defendant Michael Mullen (“Mullen”) has served as a director of the Company since January 12, 2012, and served as a member of the Special Committee.

19.                                    Defendant Andrew Silberfein (“Silberfein”) is the President and Chief Executive Officer of Rouse. Defendant Silberfein is also a director of the Company and member of the Special Committee. Defendant Silberfein was appointed to his position as President and CEO on January 2, 2012, and has served as a director since January 12, 2012.

20.                                    The Defendants listed in ¶¶ 15-19 are referred to herein as the “Individual Defendants” or the “Special Committee.”

21.                                    Defendant Brookfield Asset Management, Inc. (“BAM”) is a publicly-listed asset manager based in Toronto, Canada. It invests its own capital and client capital in approximately $225 billion in assets under management. In doing so, BAM has created a large network of affiliates with a wide range of specializations.

22.                                    Defendant Brookfield Property Partners L.P. (“BPY”) is a commercial property company, incorporated in Bermuda, invested in real estate assets. BPY is owned and externally managed by BAM, a general partner and holder of 61% of the limited partner units. BPY is publicly traded on the NYSE and Toronto Stock Exchange.

23.                                    Defendant BSREP II Retail Pooling LLC (“Merger Parent”) is a Delaware limited liability company and an affiliate of BAM. Merger Parent is managed by Brookfield Strategic Real Estate Partners II GP L.P.

24.                                    Defendant BSREP II Retail Holding Corp. (Merger Sub”) is a Delaware corporation and a wholly owned subsidiary of Merger Parent.

25.                                    Defendant Brookfield Strategic Real Estate Partners II-A (ER) L.P. is a Delaware limited partnership managed by Brookfield Strategic Real Estate

Partners II GP L.P and is a guarantor Merger Parent and Merger Sub in the transaction.

26.                                    Defendant Brookfield Strategic Real Estate Partners II-B L.P. is a Delaware limited partnership managed by Brookfield Strategic Real Estate Partners II GP L.P. and is a guarantor Merger Parent and Merger Sub in the transaction.

27.                                    Defendant Brookfield Strategic Real Estate Partners II-C L.P. is a Delaware limited partnership managed by Brookfield Strategic Real Estate Partners II GP L.P. and is a guarantor Merger Parent and Merger Sub in the transaction.

28.                                    Defendant Brookfield Strategic Real Estate Partners II-C (ER) L.P. is a Delaware limited partnership managed by Brookfield Strategic Real Estate Partners II GP L.P. and is a guarantor Merger Parent and Merger Sub in the transaction.

NON-PARTIES

29.                                    Non-Party Rouse is a real estate investment trust incorporated in Delaware and headquartered at 1114 Avenue of the Americas, Suite 2800, New York, New York 10036. Rouse is traded on the New York Stock Exchange under the ticker symbol “RSE.”

30.                                    Non-Party Jeffrey Blidner (“Blidner”) is a director of the Company and was appointed on January 12, 2012. Blidner is a Senior Managing Partner of BAM and is a director of BAM and BPY.

31.                                    Non-Party Richard Clark (“Clark”) is a director and the Chairman of Rouse and has served as such since November 1, 2012. Clark is the Senior Managing Partner and the CEO of Brookfield Property Group and is the CEO and Chairman of BPY. Clark serves as the Chair of the Compensation Committee.

32.                                    Non-Party Brian Kingston (“Kingston”) has served as a director of the Company since May 3, 2013. Defendant Kingston is a Senior Managing Partner of BAM and the President and CIO of the Brookfield Property Group. Kingston has been with Brookfield since January 2001.

CLASS ACTION ALLEGATIONS

33.                                    Plaintiff brings this action as a class action pursuant to Rule 23 of the Rules of the Court of Chancery on behalf of all persons and/or entities that owned Rouse common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

34.                                    This action is properly maintainable as a class action.

35.                                    The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to the Merger Agreement, as of February 22, 2016, more than 57.9 million shares of common stock were represented by the Company as outstanding.

36.                                    Questions of law and fact are common to the Class, including, inter alia, the following:

(i)                                          Whether the Proposed Transaction is entirely fair as to price and process to Plaintiff and other members of the Class;

(ii)                                       Have the Individual Defendants breached their fiduciary duties of undivided loyalty or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)                                    Whether Brookfield breached its fiduciary duties as the Company’s controlling stockholder to Class members in connection with the Proposed Transaction;

(iv)                                   Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(v)                                      Has Brookfield aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(vi)                                   Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

37.                                         Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

38.                                         The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

39.                                         Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Brookfield’s Control of the Company and the Process

40.                                         Rouse became a public company as a spin-off of GGP in January 2012, meant to take on the lesser-performing assets in GGP’s portfolio. GGP stockholders received a one-for-one distribution of Rouse. At the time, Brookfield controlled approximately 40% of GGP and, as of April 23, 2016, still controls 34% of GGP. As a part of the spinoff, Brookfield retained control of 37.2% of Rouse and had a key voice in appointing Defendants Haley, Kruth, Mullen, and Silberfein to the Rouse Board. Shortly thereafter, Brookfield caused Non-Party Defendants Blidner, Clark, and Kingston to join the Rouse Board, all managers within the Brookfield organization.

41.                                    As part of the spin-off, Brookfield entered into a standby purchase agreement with Rouse regarding the rights offering that Rouse had planned to commence following the spin-off. Under this agreement, Brookfield agreed to purchase, at $15.00 per share, its pro rata share of common stock, and the remaining share not subscribed for in the rights offering. Brookfield would hold 37.2% of the Company, in addition to any shares not purchased in the offering. But the price selected by GGP’s board for this rights offering ensured that Brookfield would be the only purchaser, because Rouse’s common stock at that time traded well below $15.00 per share. In exchange for agreeing to purchase the remaining shares, Brookfield received $6 million, reducing its costs to between $13.80 and $14.55 per share.

42.                                    Less than 15% of the other stockholders participated in the offering, and as a result, Brookfield’s ownership of Rouse reached 54% and made

Brookfield the majority owner. Overall, Brookfield paid Rouse $170.25 million in the transaction.

43.                                    Brookfield did not lose that cash for long, however, as Rouse immediately deposited $150 million with Brookfield U.S. Holdings, paying meager interest at LIBOR plus 1.05%. Rouse also opened a credit line of $100 million with Brookfield U.S. Holdings at LIBOR plus 8.5 percent.

44.                                    After acquiring majority control of the Company, Brookfield caused the appointment of Defendant Hegarty on November 1, 2012. At the same time, Hegarty was serving as a director of Brookfield Office Properties, and did so until it became private in June 2014. Defendant Hegarty has clear and long-standing ties to Brookfield.

45.                                    Beginning in 2013, Brookfield began reducing its ownership of Rouse, but remains a controlling stockholder with 33.5% ownership.

46.                                    Rouse acknowledged this control in its most recent 10-K filing, noting that the concentrated ownership “may make some transactions more difficult or impossible without the support of Brookfield.” Furthermore, Brookfield’s control “could allow Brookfield to influence our policies and strategies and could delay, defer or prevent a change of control or impede a merger, takeover or other business combination that may otherwise be favorable to us and our other stockholders.”

47.                                    This influence made an appearance during the process undertaken by the Special Committee, when entities contacted as potential parties in a strategic transaction “indicated that they were concerned about investing resources to explore a strategic transaction with the Company given the large equity position that BAM already held in the Company.”

48.                                    The Special Committee also viewed the vote of Brookfield as important to any other potential strategic transaction, when Brookfield refused to agree to vote its shares in favor of a transaction deemed superior to a Brookfield proposal. In doing so, any alternative would face a substantial barrier to approval, requiring the affirmative vote of approximately 75% of the remaining shares of Company common stock.

49.                                    The structure of the Compensation Committee also ensures that Defendant Silberfein would approve the Brookfield offer. Non-Party Clark serves as the Chair of the Compensation Committee, and therefore a Brookfield party has an outsized influence in the compensation paid to Rouse executives, including Defendant Silberfein. Therefore Defendant Silberfein faced a substantial conflict of interest with respect to his compensation should he have rejected the Brookfield offer.

50.                                    The decision to appoint Defendant Silberfein to the Board demonstrates the ruse of a process followed by the Rouse Board. Defendant

Silberfein was appointed CEO at the time of the spin-off from GGP when Brookfield was a controlling stockholder in GGP. He remained in the position when Brookfield held a majority interest in Rouse, and after Brookfield reduced its share.

51.                                    Defendant Silberfein was also able to create his own retention plan at the suggestion of the Special Committee at the very beginning of its process in late January 2016. Under the resulting retention agreement, Defendant Silberfein will receive $3 million simply for remaining in a position Brookfield wants to keep him in. Throughout the process, as noted below, Brookfield made its desire to discuss the continuing employment of senior Rouse management, including Defendant Silberfein, following the closing of the merger. While the Individual Defendants created a conflict of interest in appointing Defendant Silberfein to the Special Committee, Defendant Silberfein should have recognized this potential conflict and volunteered to resign.

52.                                    Brookfield clearly held sway over the formation and early activities of the Company. But even after divesting itself of a majority stake in the Company, the above facts demonstrate the substantial control that Brookfield has continued to exercise over the Company and the supposedly independent Special Committee.

The Buyout Is Not Entirely Fair as to Price

53.                                    The negotiated transaction will proceed in three steps. First, Brookfield’s shares will be exchanged for newly created and issued shares of “Series I Preferred Stock,” providing Brookfield with full control over the Company while it still exists as a separate entity. Second, Brookfield will cause the Company to take any number of actions, including causing the Company to:

(a) sell or cause to be sold any amount (including all or substantially all) of the capital stock, shares of beneficial interests, partnership interests or limited liability interests owned, directly or indirectly, by the Company in one or more Subsidiaries to any person at a price (provided that the Company shall not be required to sell any such assets for less than reasonably equivalent value) and on terms as designated by Parent, (b) sell or cause to be sold any (including all or substantially all) of the assets of the Company or one or more Subsidiaries to any person at a price (provided that the Company shall not be required to sell any such assets for less than reasonably equivalent value) and on terms as designated by Parent and (c) contribute any of the assets of the Company or one or more Subsidiaries designated by Parent to the capital of any Subsidiary, (d) declare and/or pay any dividends or other distributions to holders of Company Shares (including the Closing Dividend) or (e) take any other action requested by Parent, including entering into definitive documents with respect to the foregoing.

54.                                    The Merger Agreement also had the effect of pausing any dividend payments to Rouse stockholders, apart from those required to maintain the Company’s status as a REIT. But the payment of the “Closing Dividend,” including the dividend required to remain a REIT, will be deducted from the Merger Consideration of $18.25. Brookfield also maintains the authority to determine the amount of any dividend, and therefore the Merger Consideration remains undetermined.

55.                                    Following the discretionary actions taken by Brookfield, the Company will be merged into Merger Sub, and stockholders will received the Merger Consideration remaining after deducting the Closing Dividend.

56.                                    Brookfield also pressed the Company to enter the Merger Agreement before Rouse would otherwise announce its quarterly dividend payable to Rouse common stockholders. Therefore the timing of the Merger Agreement immediately cost stockholders an expected $.18 per share by preventing the declaration of the quarterly dividend.

57.                                    Taking into account these otherwise expected dividend payments, the actual consideration paid to Brookfield stockholders will be far below the touted Merger Consideration of $18.25.

58.                                    Even taken as a whole, the Merger Consideration of $18.25 severely undervalues the Company. While Brookfield touts the premium to the pre-announcement price, Brookfield timed its proposal to coincide with a market low. Indeed, the Company’s stock closed at a price as high as $18.16 as recently as November 2, 2015.

59.                                    Brookfield also had insight into the non-public financial results of the Company due to its position on the Rouse Board. Thus Brookfield had advance notice of Rouse’s fantastic results from in the 2015 fiscal year before submitting the initial offer. In FY2015Q4, Core Funds From Operations (“FFO”) increased from $27.0 million to $33.5 million and Core Net Operating Income (“NOI”) increased from $53.3 million to $56.4 million year-over-year. Same Property Core NOI also increased from $40.7 million to $42.4 million, and net loss attributable to common stockholders fell from $12.6 million to only $1.7 million.

60.                                    The Company achieved similarly fantastic results for FY2015. Core FFO increased from $94.5 million to $104 million, Core NOI increased from $189.5 million to $197.3 million, and Same Property Core NOI increased from $148 million to $151.8 million. The Company also reported an increase of net income attributable to common stockholders of $92.5 million, transforming net losses of $51.8 million to net income of $40.7 million.

61.                                    Brookfield knew of these results, and pressed the Special Committee into the Merger Agreement before the public announcement of these financials. In doing so, it ensured that the Rouse stock price had already moved as a result of the merger announcement, and maintaining a supposedly impressive control premium to be paid to non-Brookfield stockholders.

62.                                    Before the announcement of the Merger Agreement and the quarter-and year-end financial results, analysts tracking Rouse had raised the price target far above $18.25. Canaccord Genuity met with Rouse management in January after the announcement of Brookfield’s unsolicited bid and raised its price target from $22 to $23, expecting the Rouse Board to reject Brookfield’s low offer of $17.00 per share. Canaccord then lowered the price target to $18.00 following the announcement of the Merger Agreement. Barclays reduced its price target from $21.00 to $17.00 on January 26, 2016, following the announcement of Brookfield’s interest.

63.                                    Rouse shares now trade above the current Merger Consideration of $18.25, and have closed at or above that price every day since February 29, 2016. Investors clearly think that the Company merits a superior proposal and that the Proposed Transaction does not recognize the intrinsic value of Rouse common stock.

64.                                    The Company believes that the Proposed Transaction will close in the third quarter of 2016.

The Buyout Was Not Entirely Fair as to Process

65.                                    On January 15, 2016, Kingston and Clark informed the Individual Defendants that BAM planned to deliver a written proposal the next day to purchase the rest of the outstanding shares of Company common stock. BAM followed through, delivering a non-binding indication of interest to purchase the outstanding shares for $17.00 per share in cash.

66.                                    The entire Board met later that day, and Kingston informed them that BAM intended to publicly announce the offer the next day, that the offer had no set expiration date, that Brookfield did not intend to purchase shares of the Company on the open market, and that Brookfield did not have “definitive plans for management or employees” of Rouse.

67.                                    After discussing the creation of an independent special committee, the Board decided on the five Individual Defendants simply because they were not employees of BAM or its affiliates. The Board does not appear to have considered the independence of the Special Committee members from the Company, or from previous dealings with Brookfield.

68.                                    The Board delegated all authority, with sole discretion, to the Special Committee with respect to the Brookfield proposal or any other strategic alternative.

69.                                    Immediately following the Board meeting the Special Committee met, and confirmed the independence of each member, but directed Defendant Silberfein to not have any discussions with Brookfield about a post-transaction role with Brookfield or its affiliates.

70.                                    The Proxy touts the fact that the Special Committee met fourteen times during the process, but fails to address the little action taken during and between these meetings. Most of the discussions viewed a transaction with

Brookfield as inevitable. For example, on January 21, 2016, the Special Committee approved the engagement of a public relations firm that specialized in mergers and acquisitions. At the same meeting, the Special Committee discussed engaging a proxy solicitor, despite not yet discussing the merits of Brookfield’s proposal.

71.                                    The Special Committee then prioritized retention of senior executives during and after negotiations. Between January 25, 2016 and January 29, 2016, the Special Committee discussed this concern and directed Defendant Silberfein to prepare a proposed executive retention plan. On January 29, 2016, the Special Committee met with an independent compensation consultant to discuss Defendant Silberfein’s proposed plan that they then approved.

72.                                    In a February 4, 2016 meeting, the Special Committee reviewed the Company’s 2016 business plan. BofA Merrill Lynch developed a list of approximately 45 potential strategic partners to contact, but the Special Committee did not direct the adviser to contact any of those parties. BofA Merrill Lynch and Defendant Silberfein “noted that they had received only a few inbound calls” expressing an interest in a strategic transaction. But the Proxy does not disclose whether these calls led to further negotiations.

73.                                    During this meeting, the Special Committee rejected Brookfield’s proposed price of $17.00. This rejection was communicated by the Special

Committee on February 7, 2016. On February 8, 2016, Brookfield increased its offer to $17.75 per share, an increase of only 4%. The Special Committee decided to reject this offer as well, requesting a proposal with a cash purchase price “closer to $19.00 per share,” and that included a “majority of the minority” approval condition.

74.                                    On February 9, 2016, the Special Committee informed Brookfield of this stance. Later that day, Brookfield delivered a revised “best and final” proposal, with (1) a purchase price of $18.25 per share in cash, (2) a termination fee of $40.0 million, (3) suspension of dividends, (4) a no-shop provision, (5) no majority of the minority approval condition, and (6) the permission to discuss post-closing employment arrangements before the signing of a merger agreement.

75.                                    Later that evening, the Special Committee discussed the Brookfield offer, noting that the Board was set to approve the next dividend, likely $.18 per share, at a meeting scheduled for February 25, 2016, and that the next scheduled dividend could increase to $.19 per share. They then discussed, with the input of BofA Merrill Lynch and Sidley Austin LLP, the effect of suspending dividends would have on the value of the Brookfield offer.

76.                                    After further discussion, the Special Committee responded with a counter proposal of $18.50 per share, a majority of the minority provision, and no discussions regarding post-merger employment with Rouse management.

Brookfield immediately rejected the increased purchase price. Brookfield also conceded that it would not agree to definitive employment terms, but still wanted to hold preliminary discussions, with Rouse management.

77.                                    Finally, on February 10, 2016, BofA Merrill Lynch discussed its outreach efforts to other potential strategic partners. It had contacted at least twenty-five potential bidders of those forty-five discussed in an earlier meeting. Five parties had responded with no interest, leaving at least twenty potentially interested strategic partners.

78.                                    Brookfield and Rouse negotiated a confidentiality agreement between February 12, 2016 and February 15, 2016, and diligence began on February 16, 2016.

79.                                    During a meeting of the Special Committee on February 17, 2016, the discussions revolved around the points likely to be raised by Brookfield, including Brookfield’s refusal to support or to vote their stock for a superior proposal to their own, and the insistence that the Company pay Brookfield’s expenses if the Rouse stockholders reject the proposed Transaction.

80.                                    In the same meeting, BofA Merrill Lynch provided an update on its outreach efforts, noting that it had contacted “more than 40 potential bidders had been contacted and 16 parties were sent a confidentiality agreement, with six bidders as of that date providing mark-ups to such confidentiality agreement.” As of February 17, 2016, no other parties had begun diligence for a potential transaction with Rouse. An unstated number of parties had declined the overture, either because they were not interested in a transaction in the Company’s sector, because they could not afford to bid more than the announced $17.00 Brookfield bid. Others indicated a concern with investing the expense of exploring a potential transaction when Brookfield controlled roughly 34% of the Company. BofA Merrill Lynch noted that it could ease this concern by offering to reimburse potential partners if they advanced to a second round of the process, but the Proxy does not disclose whether such a solution was ever communicated to potential strategic partners. The Special Committee discussed additional parties to contact and directed BofA Merrill Lynch to continue its search.

81.                                    The Special Committee met again on February 22, 2016, at which they discussed several aspects of the negotiations with Brookfield. The Special Committee also received a briefing on BofA Merrill Lynch’s efforts. Six parties had already executed confidentiality agreements since the previous meeting on February 17, 2016, and four had already entered the data room to begin diligence in preparation for submitting proposals at least competitive with the $17.00 public Brookfield bid.

82.                                    Instead of permitting the contacted parties time to submit proposals, the Special Committee voted, at the same February 22, 2016 meeting, to approve the merger agreement and other transaction documents. In doing so, they nullified the entire solicitation process undertaken by BofA Merrill Lynch, further revealing the transparent sham of a process undertaken to ensure that the compensation paid to Rouse stockholders is entirely fair. The Special Committee failed to develop and oversee an organized process, negotiate in good faith with any third parties, or solicit a competing bid to the Brookfield proposals.

83.                                    Immediately after the Special Committee approved the Proposed Transaction, the Rouse Board met and adopted resolutions approving the merger agreement and other transaction agreements.

84.                                    The parties executed the Merger Agreement and other transaction agreements on February 25, 2016, and announced the Proposed Transaction later that morning.

COUNT I

Breach of Fiduciary Duties
(Against The Individual Defendants)

85.                                    Plaintiff repeats all previous allegations as if set forth in full herein.

86.                                    The Individual Defendants violated the fiduciary duties owed to the public stockholders of Rouse and acted to put the interests of Brookfield ahead of the interests of the Company’s non-Brookfield stockholders or acquiesced in those actions by fellow defendants. These defendants failed to take adequate measures to ensure that the interests of Rouse’s stockholders are properly protected, failed to negotiate a fair price for the stockholders, failed to engage independent financial advisors to safeguard the interests of the minority stockholders, and failed to engage in any sort of process, thereby, essentially acquiescing to Brookfield’s interests.

87.                                    By the acts, transactions, and courses of conduct alleged herein, these defendants, individually and acting as a part of a common plan, acted unfairly to deprive Plaintiff and other members of the Class of the true value of their Rouse investment.

88.                                    By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants breached their fiduciary obligations owed to Plaintiff and the other members of the Class.

89.                                    As a result of the actions of Individual Defendants, Plaintiff and the Class have been harmed in that they have not and will not receive the fair value of their Rouse stock.

COUNT II

Breach of Fiduciary Duty

(Against the Brookfield Parties)

90.                                    Plaintiff repeats all previous allegations as if set forth in full herein.

91.                                    As the controlling stockholder of Rouse, Brookfield owed the Company and its stockholders fiduciary duties of care and loyalty.

92.                                         As set forth herein, Brookfield breached its fiduciary duties to Plaintiff and the other members of the Class by effecting a self-dealing transaction for an unfair price.

93.                                         By reason of the foregoing, Brookfield has been and will be unjustly enriched, and the Class has been and will be damaged in an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A)                          Declaring this action to be a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

(B)                          Rescinding the Buyout and setting it aside, or awarding rescissory and compensatory damages to Plaintiff and the Class, including pre-judgment and post-judgment interest;

(C)                          Directing defendants to account to Plaintiff and the Class for all damages suffered by them as a result of defendants’ wrongful conduct alleged herein;

(D)                          Awarding Plaintiff the costs of this action, including reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and,

(E)                           Granting Plaintiff and the other members of the Class such other relief as this Court deems just, equitable, and proper.

Dated: May 6, 2016		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff
OF COUNSEL:

LEVI & KORSINSKY, LLP
Donald J. Enright
1101 30th Street, N.W., Suite 115
Washington, DC 20007
(202) 524-4290